Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


Results of Operations
---------------------

Three Months Ended March 31, 2003, Compared to the Three Months Ended March 31, 2002.

Overview
--------

Net revenue for the quarter ended March 31, 2003 increased by $9.8 million or 19.3% compared to the same period in 2002 primarily due to higher revenue from the pulp segment. Net revenue from the pulp segment was up 31.8% as a result of strong sales volumes and higher mill net realizations. While lumber sales volumes improved by 30.1% over 2002 levels, largely as a result of higher production volumes from both the Whitecourt and Boyle sawmills, average selling prices remain low and sales to the United States continue to be subject to duties at a rate of 27.22%.

Operating earnings for the quarter increased by $3.6 million as compared to the same quarter in 2002. The improved operating earnings are a result of stronger operating results from the pulp segment as well as the absence of a one-time provision for severance costs of $2.3 million recorded in 2002.

General and administration expense in the quarter increased by $0.3 million, primarily as a result of higher consulting fees.

Lumber
------

Net revenue from the lumber segment increased by $1.0 million or 4.3% in the quarter compared to the same quarter in 2002. The increase was primarily a result of higher sales volumes partially offset by lower average sales prices. Sales volumes improved by 30.1% over the same period last year as a result of increased production from the new sawmill at Whitecourt as well as the addition of a third shift at the Boyle sawmill in order to process fire-damaged timber. Although housing starts and demand for lumber remained strong in the quarter, excess supply and duties on lumber sales to the United States resulted in weak average mill net realizations. The average mill net in the quarter was $74 per thousand board feet lower than in 2002. The average benchmark price for western SPF 2x4 fell to US$214 per thousand in the first quarter of 2003, compared to US$264 per thousand in the same period in 2002, as lumber supply continued to exceed demand. In addition, the Company incurred $2.4 million of countervailing and anti-dumping duties at a rate of 27.22% on its sales to the United States, compared to anti-dumping duties of $1.0 million at a rate of 9.67% in 2002. The Company expects its lumber sales volumes to remain strong in 2003, but average selling prices will remain low until a better balance between supply and demand is achieved. Shipments of lumber into the United States will continue to incur cash duties at a rate of 27.22% until the lumber trade dispute is resolved.

Operating earnings from the lumber segment were similar to 2002 levels despite the significant reduction in average mill nets compared to last year. Lumber segment cost of sales decreased by $52 per thousand board feet compared to 2002. The decrease was the result of higher production from both the Whitecourt and Boyle sawmills as well as lower fibre costs at Boyle from the utilization of fire-damaged timber. Operating earnings in the first quarter of 2002 were negatively impacted by a one-time provision for severance costs of $0.7 million.

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Pulp
----

Net revenue from the pulp segment increased by $8.6 million or 31.8% in the quarter compared to the same quarter in 2002. The increase in the quarter was a result of higher pricing and improved sales volumes. Average net sales prices improved by $76 per tonne, or 18% compared to the first quarter of 2002. The decline in world-wide inventory levels has provided the opportunity for price increases in February and March of this year. While pulp prices were significantly stronger relative to 2002, sales volumes also improved. Strong demand for BCTMP resulted in increased sales volumes of 7,500 tonnes, or 11.6% over the same period last year. The Company expects its sales volumes to remain strong for 2003, and a further price increase in the second quarter this year.

Operating earnings from the pulp segment increased by $3.3 million in the quarter compared to 2002. The increase in operating earnings are a result of higher revenues, partially offset by higher manufacturing costs, and the absence of a one-time provision for severance costs of $1.3 million. Cost of sales were $61 per tonne, higher in the quarter compared to 2002, due to higher natural gas, energy and repair and maintenance costs.

Corporate and Other
-------------------

Net revenue increased by $0.2 million in the quarter primarily as a result of higher sales commissions from the marketing agreement with the Meadow Lake pulp mill. Sales revenues from the Meadow Lake mill improved over 2002 as a result of higher sales volumes and higher selling prices.

Operating results in this segment improved by $0.2 million primarily as a result of the increased revenue. General and administrative costs increased by $0.3 million in the quarter compared to 2002 primarily as a result of higher consulting fees however, this increase was offset by the absence of severance costs of $0.3 million recorded in 2002.

Financing Expenses
------------------

Financing expenses increased by $1.1 million in the quarter compared to the same period in 2002. The fluctuation from the prior period is primarily the result of fluctuations in exchange rates. The US dollar exchange rate at March 31, 2003 was 1.4708, compared to 1.5787 at December 31, 2002. The significant appreciation in value of the Canadian dollar relative to the US dollar resulted in lower interest expense on US dollar Senior Notes of $0.7 million, but an increase in foreign exchange losses on US dollar cash and working capital of $1.9 million.

Unrealized Exchange(Gain) Loss on Debt
--------------------------------------

Unrealized foreign exchange gains on US dollar Senior Notes amounted to $17.3 million in the quarter and were due to a significantly stronger Canadian dollar relative to the end of the previous quarter. This gain was unrealized, therefore there was no impact on the Company's cash flow for the quarter. Any gains or losses on debt are excluded from the calculation of employees profit sharing plan.






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Income Taxes
------------

Operating results for the quarter ended March 31, 2003 were subject to income and capital taxes at an effective rate of 35%. The actual tax rate for the quarter varies significantly from the effective rate primarily as a result of the non-taxable portion of unrealized exchange gains on debt and the recognition of previously unrecognized tax benefits. Income tax expense for the quarter consists of large corporations capital tax of $0.2 million and future income tax recovery of $0.3 million compared to large corporations capital tax of $0.2 million and future income tax recovery of $1.8 million in 2002. During the quarter, the Company recognized $2.7 million of tax benefit related to cumulative unrealized foreign exchange losses on the translation of foreign currency debt. Recognition of the remaining $0.9 million benefit of these losses is dependent upon gains in the future.

Liquidity and Capital Resources
-------------------------------

For the quarter ended March 31, 2003, the Company required $17.2 million for operations, including changes in working capital compared to $12.2 million for the same quarter of 2002. The $5.0 million increase in cash required for operations was largely a result of the recognition of $5.9 million of deferred revenue in the quarter.

Net capital expenditures increased by $0.4 million in the quarter compared to the same period in 2002. In the first quarter of 2003, there were no significant capital projects in process, and the Company expects to spend up to $8.0 million in 2003 to maintain and improve the productivity of its facilities.

At March 31, 2003, the Company had cash of $17.0 million compared to cash of $3.3 million at March 31, 2002, and an additional $50.0 million was available under the Company's revolving credit facility, of which $3.8 million was committed for letters of credit.

Based on its current level of operations, the Company believes that its cash flows from operations, cash balances and availability under it's revolving credit facility will provide sufficient liquidity to meet its scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, the Company's future operating performance may be adversely affected by changing economic conditions and by financial, market and other factors, many of which are beyond the Company's control.